Exhibit  99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
FIRST QUARTER HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
REVIEW OF FIRST QUARTER FINANCIAL RESULTS	7
RESULTS OF OPERATIONS	8
OPERATIONAL REVIEW – OCAMPO MINE	9
OPERATIONAL REVIEW – EL CUBO MINE	16
EXPLORATION REVIEW	17
CONSOLIDATED EXPENSES	18
CONSOLIDATED OTHER INCOME / (EXPENSE)	19
CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)	19
FINANCIAL CONDITION	20
KEY ECONOMIC TRENDS	20
LIQUIDITY AND CAPITAL RESOURCES	20
CONTRACTUAL OBLIGATIONS	22
OUTSTANDING SHARE DATA	23
OFF-BALANCE SHEET ARRANGEMENTS	23
FINANCIAL INSTRUMENTS AND HEDGING	23
TRANSACTIONS WITH RELATED PARTIES	23
SUBSEQUENT EVENTS	24
NON-GAAP MEASURES	24
RISKS AND UNCERTAINTIES	25
RECENT ACCOUNTING PRONOUNCEMENTS	27
INTERNATIONAL FINANCIAL REPORTING STANDARDS	28
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	32
CONTROLS AND PROCEDURES	33
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	34
CAUTIONARY NOTE TO U.S. INVESTORS	35
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	35

2

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 12, 2011, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, unaudited interim financial statements for the period ended March 31, 2011, and notes thereto.

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the consolidated interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Prior to January 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Detailed reconciliations of 2010 figures previously reported under Canadian GAAP to IFRS are provided in Note 5 to the March 31, 2011 Consolidated Financial Statements.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All results are presented in United States dollars (“US dollars” or “USD”), unless otherwise stated.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1, and the Company’s realized gold equivalency ratio for the relevant period.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, and the El Cubo mine in Guanajuato State. The Company also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion advanced exploration property in the State of Nayarit. The Company has six exploration properties in various states throughout Mexico and has made strategic investments in Golden Queen Mining Co. Ltd., Corex Gold Corporation and Aurion Resources Ltd.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 25 and in the Company’s Annual Information Form.

The prices of gold and silver are the largest factors impacting the profitability and operating cash flow of the Company. The price of gold continued to hit new record highs during the first quarter of 2011, with an average London PM Fix price of $1,384 per ounce; a 25% increase over the average price of $1,109 per ounce in the first quarter 2010. Silver prices continued to outperform gold during the first quarter, with an average London PM Fix price of $31.66 per ounce; an 87% improvement over the average price of $16.92 per ounce in the first quarter of 2010. The price of silver significantly outperformed that of gold over the past 12 months, causing the realized silver-to-gold ratio to decline from 66:1 during the first quarter of 2010 to 43:1 in the first quarter of 2011. As a result of the volatility in the gold equivalency ratio during 2010 and 2011, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production or sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

3

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
FIRST QUARTER HIGHLIGHTS

  The Company produced 25,882 gold ounces and 1,035,174 silver ounces, or 44,703 Au(e)(55:1) during the first quarter of 2011. In Q1 2010, the Company produced 28,431 gold ounces, 1,284,071 silver ounces, or 51,778 Au(e)(55:1). This reduction in ounces produced was a result of the suspension of operations at the El Cubo mine during the second quarter of 2010, resulting in El Cubo contributing 12,453 fewer Au(e)(55:1) to consolidated production in Q1 2011. Using the Company’s realized gold equivalency ratios of 43:1 and 66:1, production in Q1 2011 and Q1 2010 equaled 49,854 and 48,061 Au(e) respectively.

  On a consolidated basis, cash costs per Au(e)(55:1) in the first quarter were $427(1), compared to $487(1) per gold equivalent ounce in Q1 2010, representing a decrease of 12% year-over-year. This decrease is largely due to higher cash costs at El Cubo in Q1 2010 prior to the suspension of operations. During the first quarter, Ocampo increased production by 5,378 Au(e)(55:1), or 14%, over Q1 2010 while maintaining a consistent cash cost per Au(e)(55:1), despite the strengthening of the Mexican peso, and inflationary pressures in labour, energy and other consumables. Using realized gold equivalency ratios, first quarter 2011 cash costs per Au(e) were $382(1), representing a decrease of 28% over Q1 2010 cash costs per Au(e) of $527(1).

  Revenue from mining operations increased 29% to $70.3 million compared to $54.7 million in the first quarter of 2010, largely as a result of an increase in realized gold and silver prices of 25% and 92%, partially offset by the decrease in production resulting from the suspension of operations at the El Cubo mine.

  Earnings before other items were $23.6 million or $0.17 per share in the first quarter of 2011, an increase of $11.4 million ($0.08 per share) over earnings before other items of $12.2 million or $0.09 per share in the same period in 2010. Earnings before other items included $7.6 million in mine standby costs related primarily to the recommencement of operations at the El Cubo mine during the quarter.

  Net earnings and net earnings per share were $11.8 million and $0.09 respectively, versus net earnings and net earnings per share of $1.2 million and $0.01 respectively in Q1 2010.

  Production in the Ocampo underground operations averaged 1,968 tonnes per day (“TPD”), a 43% improvement over the Q1 2010 average of 1,377 TPD, and an 18% improvement over the Q4 2010 average of 1,671 TPD.

  The Company generated cash flow from operations of $33.6 million or $0.24 per share in the first quarter, representing an $18.6 million or 124% improvement over cash flow from operations in Q1 2010 of $15.0 million. Included in this quarterly result was $51.6 million in operating cash flow from the Ocampo mine, offset by $17.9 million in operating cash outflows associated with the El Cubo mine and the Company’s corporate functions.

  After deducting capital expenditures of $27.2 million, net free cash flow was $6.4 million in Q1 2011, a $14.2 million increase over Q1 2010. Capital expenditures in the first quarter included $9.9 million related to capitalized stripping activities in the Ocampo open pits, $4.0 million related to development costs at the three underground operations at Ocampo, $3.5 million related to sustaining capital, and $9.8 million related to exploration activities.

  On February 28, 2011, the Company reported its updated reserves and resources estimates as at December 31st, 2010 which include the addition of 459 thousand Au(e)(2) to proven and probable reserves, an increase of 18% before mining depletion, and the addition of 238 thousand Au(e)(2) to measured and indicated resources, an increase of 47%. Highlights include:

  Addition to proven and probable reserves at Ocampo of 398 thousand Au(e)(2), an increase of 20% before mining depletion, including:

  280 thousand Au(e)(2) at the Ocampo underground, an increase of 45%

  118 thousand Au(e)(2) at Ocampo open pit operations, an increase of 9%

  Addition to proven and probable reserves at El Cubo of 61 thousand Au(e)(2), an increase of 10% before mining depletion;

  Proven and probable reserves of 2.7 million Au(e)(2) company-wide including:

  1.6 million gold ounces, an increase of 11%

  71.0 million silver ounces, an increase of 7%

  Measured & indicated resources of 741 thousand Au(e)(2) company-wide including:

  0.5 million gold ounces, an increase of 36%

  16.0 million silver ounces, an increase of 68%

4

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

  On April 8, 2011, the Company completed the acquisition of Capital Gold Corporation ("Capital Gold"). For each common share, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68.6 million to Capital Gold shareholders. Capital Gold owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico. The acquisition of Capital Gold significantly increases the Company’s gold production and gold reserves, while strengthening the Company as a leading, low cost, diversified gold and silver producer in Mexico.

  On February 23, 2011, the Company announced the successful resolution of the labour disruption at its El Cubo mine, and the signing of a new collective agreement with the union workforce. As of the first of May, underground development and mining has commenced at the El Cubo mine, with the processing of ore scheduled to commence during the third quarter of 2011.

  During the first quarter, the Company completed 60,390 metres of exploration drilling at the Ocampo mine, and the Guadalupe y Calvo and Venus exploration projects.

  On February 23, 2011, the Company executed a definitive agreement with Aurion Resources Ltd. ("Aurion") that provides the Company with an option to earn up to a 70% joint venture interest in the La Bandera Project located in Durango, Mexico. The option is on 20,893 hectares of mineral rights.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 24.

(2)	Proven and probable reserves were calculated using gold and silver prices of $1,025 and $16.60, respectively, or a gold equivalency ratio of 61.75:1. Measured and indicated resources were calculated using gold and silver prices of $1,250 and $22.75, respectively, or a gold equivalency ratio of 55:1. For additional information relating to reserves and resources, see pages 15-18 of the Company’s 2010 Annual Information Form that is available on the Company’s website at www.gammongold.com or www.sedar.com.

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become one of the most profitable North American precious metal companies, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

  Realizing optimization opportunities at the Ocampo, El Chanate and El Cubo operations;

  Fully establishing Santa Eduviges as a second operating underground mine at Ocampo;

  Exploring the potential in developing the third underground mine, Level 2, at Ocampo;

  The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile;

  Pursuing development strategies for both the Guadalupe y Calvo and Orion projects; and

  Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized in 2010 and into 2011 that, together with the Company’s working capital position and strong cash balance, will be sufficient to fund the Company’s anticipated working capital requirements, the advancement of the Guadalupe y Calvo and Orion projects, capital expenditures and growth plans.

The Company has provided the following guidance for fiscal 2011 for Ocampo, El Cubo and El Chanate (assuming a silver-to-gold ratio of 55:1):

  Gold production of 167,000 – 189,000 ounces;

  Silver production of 4,840,000 – 5,555,000 ounces;

  Gold equivalent production of 255,000 – 290,000 ounces; and

  Total cash costs per gold equivalent ounce of $455 - $485.

The above is based on the guidance provided by Capital Gold for the El Chanate mine for fiscal 2011 of 65,000 to 70,000 gold ounces at total cash costs of $485 per gold ounce, and includes the production attributable to the Company from El Chanate for the balance of the year. In addition, the above guidance assumes that milling operations will resume at the El Cubo mine during the third quarter of 2011. The Company used a Mexican peso to US dollar foreign exchange rate of 12:1 to forecast 2011 cash costs per gold equivalent ounce. A 10% weakening of the peso in comparison to the US dollar would result in a decrease in the Company’s cash costs of approximately $25 per gold equivalent ounce. In forecasting gold equivalent production and cash costs per gold equivalent ounce, the Company used a silver-to-gold ratio of 55:1. A 10% strengthening or weakening of the price of silver in comparison to the price of gold would result in an increase or decrease in gold equivalent production of approximately 8,500 to 9,500 ounces, and a decrease or increase in cash costs per gold equivalent ounce of approximately $15.

5

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		QUARTER ENDED		QUARTER ENDED
		MARCH 31, 2011		MARCH 31, 2010
Gold ounces sold		26,031		29,056
Silver ounces sold		1,060,306		1,339,658
Gold equivalent ounces sold (realized)(1)		50,681		49,392
Gold equivalency ratio (realized)(4)		43		66
Gold ounces produced		25,882		28,431
Silver ounces produced		1,035,174		1,284,071
Gold equivalent ounces produced (realized)(1)		49,854		48,061
Revenue from mining operations		$70,313		$54,687
Production costs, excluding amortization and depletion		$18,993		$25,580
Earnings before other items		$23,552		$12,226
Net earnings		$11,786		$1,177
Net earnings per share		$0.09		$0.01
Net earnings per share, diluted		$0.09		$0.01
Cash flows from operations		$33,621		$15,012
Net free cash flow(2)		$6,411		$(7,803)
Total cash		$119,071		$125,007
Total assets		$828,448		$972,296
Total long-term financial liabilities		$28,868		$34,477
Cash dividends declared	$	Nil	$	Nil
Total cash costs per gold equivalent ounce (realized)(2)		$382		$527
Total cash costs per gold ounce(2)		$(572)		$120
Average realized gold price per ounce		$1,386		$1,107
Average realized silver price per ounce		$32.30		$16.81
Gold equivalent ounces sold (55:1)(3)		45,309		53,413
Gold equivalent ounces produced (55:1)(3)		44,703		51,778
Total cash costs per gold equivalent ounce (55:1)(2)(3)		$427		$487

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 24.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(4)	Silver ounce equal to one gold ounce.

6

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2011, the Company sold 26,031 gold ounces and 1,060,306 silver ounces compared to sales of 29,056 gold ounces and 1,339,658 silver ounces in the first quarter of 2010. Using the Company’s long-term gold equivalency ratio of 55:1, 45,309 Au(e) were sold in the first quarter of 2011, representing a 15% decrease from sales of 53,413 Au(e) in the same period of the prior year. This decline was entirely due to the suspension of operations at the El Cubo mine in Q2 2010, as El Cubo contributed 12,458 fewer Au(e) to consolidated ounces sold in the quarter. Using the realized gold equivalency ratios of 43:1 and 66:1, Au(e) sold in the first quarter of 2011 and 2010 were 50,681 and 49,392 respectively. First quarter revenues increased to $70.3 million, as compared to Q1 2010 revenues of $54.7 million. This $15.6 million increase in revenue was due to an increase in realized gold and silver prices of 25% and 92%, offset by the decline in ounces sold.

Earnings before other items were $23.6 million in the first quarter of 2011, representing an $11.4 million or 93% improvement over Q1 2010 earnings before other items of $12.2 million. This improvement resulted from the increase in revenues mentioned previously, partially offset by a $9.0 million reduction in earnings at El Cubo. In the first quarter of 2011, El Cubo recognized a $7.9 million loss before other items, mostly due to $7.6 million in mine standby costs, compared to Q1 2010 when the mine contributed $1.1 million to earnings before other items.

Consolidated net earnings were $11.8 million in the first quarter of 2011, representing a $10.6 million increase over the Company’s Q1 2010 consolidated net earnings of $1.2 million. This increase in earnings resulted from the increase in earnings before other items mentioned previously, offset by a $3.6 million increase in tax expense.

Cash costs per Au(e)(55:1) ounce were $427 in Q1 2011 compared to $487 in Q1 2010, representing a decrease of 12% over the prior year. This decrease in consolidated cash costs per ounce is primarily due to the inclusion of higher cost ounces from El Cubo in consolidated cash costs in the first quarter of 2010, whereas there were no ounces produced during Q1 2011. Cash costs at the Ocampo mine were relatively consistent quarter-over-quarter. Using realized gold equivalency ratios, total cash costs per Au(e) for the first quarter decreased 28% to $382, compared to $527 per gold equivalent ounce in the same period in 2010.

The Company reported cash flow from operations during the first quarter of $33.6 million, an increase of $18.6 million or 124%, over the prior year result of $15.0 million. This increase in operating cash flow arose primarily as a result of the improving gold and silver prices mentioned previously. First quarter operating cash flows included $51.6 million in operating cash flow from the Ocampo mine, offset by $17.9 million in operating cash outflows associated with the recommencement of operations at the El Cubo mine and the Company’s corporate functions. After deducting capital expenditures of $27.2 million, the Company’s Q1 2011 net free cash flow was $6.4 million in Q1 2011, representing a $14.2 million increase over Q1 2010.

7

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
DISCUSSION OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED MARCH 31	2011	2010	2011	2010	2011	2010
Gold ounces sold	26,031	22,406	-	6,650	-	-
Silver ounces sold	1,060,306	1,020,204	-	319,454	-	-
Gold equivalent ounces sold (realized)(1)	50,681	37,861	-	11,531	-	-
Gold ounces produced	25,882	21,855	-	6,576	-	-
Silver ounces produced	1,035,174	960,817	-	323,254	-	-
Gold equivalent ounces produced (realized)(1)	49,854	36,546	-	11,515	-	-
Revenue from mining operations	$70,313	$41,902	-	$12,785	-	-
Production costs	$18,993	$16,876	-	$8,704	-	-
Refining costs	$361	$349	-	$90	-	-
Mine standby costs	-	-	$7,555	-	-	-
Net earnings / (loss) before other items	$37,579	$15,161	$(7,926)	$1,063	$(6,101)	$(3,998)
Cash flow from operations	$51,564	$16,034	$(11,570)	$2,783	$(6,373)	$(3,805)
Total cash costs per gold equivalent ounce (realized)(2)	$382	$455	-	$763	-	-
Total cash costs per gold ounce(2)	$(572)	$3	-	$515	-	-
Gold equivalent ounces sold (55:1)(3)	45,309	40,955	-	12,458	-	-
Gold equivalent ounces produced (55:1)(3)	44,703	39,325	-	12,453	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$427	$421	-	$706	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 24.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

8

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of six open pits and two underground mines, with milling and heap leach processing facilities. During the first quarter, Ocampo increased production by 5,378 gold-equivalent ounces, or 14%, over Q1 2010 while maintaining a consistent cash cost per ounce, despite the strengthening of the Mexican peso, and inflationary pressures in labour, energy and other consumables.

OCAMPO UNDERGROUND MINE
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Tonnes of ore mined(3)	177,145	123,916
Tonnes of ore mined per day	1,968	1,377
Average grade of gold(1)	2.71	2.33
Average grade of silver(1)	143	160
Average grade of gold equivalent(1)	6.02	4.78
Average grade of gold equivalent (55:1) (1)(2)	5.31	5.23
Metres developed	7,291	3,903

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Includes 3,406 tonnes and 4,797 tonnes of low grade development material sent to the heap leach for processing during the three months ending March 31, 2011 and March 31, 2010.

The Company mined 177,145 tonnes, or 1,968 TPD, of underground ore in the first quarter of 2011, an increase of 53,229 tonnes, or 43% over the same prior year period. The quarterly increase, representing a record quarterly result, was achieved despite the loss of power from the Mexican national power grid from February 3rd to 5th. The Ocampo underground operation achieved a daily production rate of 2,103 TPD in the month of March 2011, the best monthly result in the Company’s history. For a second consecutive quarter, underground grades were largely consistent with the reserve grades reported as of December 31, 2010.

During the first quarter of 2011, the Company completed a total of 7,291 metres of development, an increase of 2% from the 7,189 metres developed in the fourth quarter of 2010, and an increase of 87% over the metres developed in the first quarter of 2010.

Ocampo’s second underground mine, Santa Eduviges, which is located under the current open pits and is within close proximity of the main crushing circuit, was commissioned at the end of the fourth quarter of 2010. During the first quarter, the Company mined 16,636 tonnes of ore, or 185 TPD, and completed 766 metres of development at the mine. Both of these results are included within the cumulative figures discussed above. The mine is scheduled to continue ramping up production to approximately 500 TPD later in 2011, as the mine is nearing access to the central core of the deposit.

9

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
OCAMPO OPEN PIT MINE
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Total tonnes mined	9,621,396	8,435,721
Total tonnes mined per day	106,904	93,730
Tonnes of ore mined	423,127	774,515
Capitalized stripping and other tonnes	8,069,491	6,184,909
Operating stripping ratio	2.67	1.91
Average grade of gold(1)	0.56	0.46
Average grade of silver(1)	24	28
Average grade of gold equivalent(1)	1.11	0.88
Average grade of gold equivalent (55:1) (1)(2)	1.00	0.97
Low grade tonnes stockpiled ahead of the heap leach	27,473	14,914
Average grade of gold(1)	0.24	0.23
Average grade of silver(1)	19	17
Average grade of gold equivalent(1)	0.73	0.49
Average grade of gold equivalent (55:1) (1)(2)	0.59	0.54

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Company mined 9,621,396 tonnes from the open pit in the first quarter, a 14% improvement over the tonnes mined in Q1 2010. Despite the increased tonnage, tonnes of ore mined declined 45% from 774,515 tonnes of ore in the first quarter of 2010 to 423,127 tonnes of ore in the first quarter of 2011. This decline in ore mined was due to the resequencing of the final pushbacks in the Picacho, Refugio and Conico open pits, which has deferred access to heap leach material until late in the second quarter. During the quarter, the Plaza de Gallos access road was commissioned, connecting the Refugio and Picacho open pits. This access road reduces the haulage time from the Picacho pit to the crushers by 30% and will contribute to increased ore production in subsequent periods.

The Company continued its stripping activities at the Picacho open pit, mining 5,011,056 tonnes during the first quarter versus 5,885,290 tonnes the fourth quarter of 2010. To date, development stripping activities at Picacho total approximately 28.5 million tonnes. Stripping activities at Picacho during the first quarter of 2011 focused on Phase 1 of the stripping campaign. Stripping activities also continued at the Conico / Refugio open pit with 3,058,435 tonnes being mined, compared to 1,476,784 tonnes in the previous quarter. Capitalized stripping activities at Ocampo represented a capital investment of $9.9 million during the first quarter. The Company expects to complete its three-year accelerated stripping program at Ocampo by the end of the year.

Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 1.6 million tonnes in Q1 2011, a decline of 0.8 million tonnes from Q4 2010.

10

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
OCAMPO MILL CIRCUIT
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Tonnes from the underground mine	175,514	117,006
Average grade of gold processed(1)	2.75	2.33
Average grade of silver processed(1)	145	160
Gold equivalent grade processed(1)	6.11	4.78
Gold equivalent grade processed (55:1)(1)(2)	5.39	5.24
Tonnes from the open pit mine	99,264	145,826
Average grade of gold processed(1)	1.40	1.05
Average grade of silver processed(1)	46	62
Gold equivalent grade processed(1)	2.48	1.99
Gold equivalent grade processed (55:1)(1)(2)	2.24	2.18
Total tonnes of ore processed	274,778	262,832
Total tonnes of ore processed per day	3,053	2,920
Average grade of gold processed(1)	2.26	1.62
Average grade of silver processed(1)	109	105
Gold equivalent grade processed(1)	4.80	3.23
Gold equivalent grade processed (55:1)(1)(2)	4.25	3.54
Gold ounces produced	18,904	13,004
Silver ounces produced	776,567	694,413
Gold equivalent ounces produced	36,926	23,619
Gold equivalent ounces produced (55:1)(3)	33,023	25,630

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Ocampo mill circuit processed 274,778 tonnes, or 3,053 TPD, during the first quarter as compared to 262,832 tonnes, or 2,920 TPD, in the same quarter of 2010. This 5% improvement in the mill processing rate is attributable to the Phase III mill expansion that was completed in the second quarter of 2010 with the commissioning of the final three cyclones. Metallurgical recoveries continue to improve, with 97% and 81% average recovery rates on gold and silver during the first quarter, compared to 95% and 76% in the fourth quarter of 2010.

Using the Company’s long-term gold equivalency ratio of 55:1, grades processed at the mill facility increased from 3.54 gold equivalent grams per tonne in Q1 2010 to 4.25 gold equivalent grams per tonne in Q1 2011. This improvement is primarily due to the increased contribution to the mill facility of higher grade ore from the underground mine, and a reduction in lower grade open pit contribution. Grades improved from the open pit operations as a result of the lower tonnage required for mill feed and the resultant increase in the pit cut-off grade to the mill. Realized mill grades increased 49% to 4.80 gold equivalent grams per tonne in Q1 2011 from 3.23 in the same period in 2010.

During the first quarter, using the Company’s long-term gold equivalency ratio of 55:1, gold-equivalent ounces produced increased by 29% to 33,023 ounces, as compared to the same quarter of the prior year. This increase was due to the 20% improvement in grades and 5% improvement in tonnes processed. Realized gold equivalent ounces produced increased by 56% to 36,926 gold equivalent ounces.

11

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
OCAMPO CRUSHING AND HEAP LEACH CIRCUIT
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Open pit ore tonnes placed on the heap leach pad	312,372	654,688
Underground mine tonnes placed on the heap leach pad	3,406	4,797
Total tonnes of ore processed	315,778	659,485
Total tonnes of ore processed per day	3,509	7,328
Average grade of gold processed(1)	0.32	0.34
Average grade of silver processed(1)	18	21
Gold equivalent grade processed(1)	0.72	0.65
Gold equivalent grade processed (55:1)(1)(2)	0.65	0.72
Gold ounces produced	6,978	8,851
Silver ounces produced	258,607	266,404
Gold equivalent ounces produced	12,928	12,927
Gold equivalent ounces produced (55:1)(3)	11,680	13,695

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

During the first quarter of 2011, the Company placed 315,778 tonnes on the heap leach pad at an average stacking rate of 3,509 TPD, representing a 52% decline over the stacking rate in Q1 2010. The reduction in heap leach stacking during the quarter was a result of management’s decision to commence the final pushback in the Picacho open pit. Stripping of the final pushback at Picacho will be largely completed by the end of the second quarter and access to heap leach ore will increase significantly.

During the first quarter, the gold equivalent grades placed on the heap leach declined from 0.72 grams per tonne in Q1 2010 to 0.65 gold equivalent grams per tonne primarily due to lower volumes of heap leach ore being available from the open pit. Realized grades were 0.72 gold equivalent grams per tonne in the first quarter of 2011, compared to 0.65 gold equivalent grams per tonne in the same quarter of the prior year.

During the first quarter, using the Company’s long-term gold equivalency ratio of 55:1, gold-equivalent ounces produced decreased by 15% to 11,680 ounces. This decrease was due to commencing the final Picacho open pit pushback, resulting in the 52% decline in tonnes processed and a 10% decline in grades. Realized gold equivalent ounces produced remained constant at 12,928 Au(e).

As of March 31, 2011, the Company had 27,473 tonnes of ore, grading 0.59 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 14,914 tonnes of ore at 0.54 gold equivalent grams per tonne at the end of Q1 2010.

OCAMPO CASH COSTS

Cash costs per Au(e)(55:1) were $427 in the first quarter of 2011, compared to cash costs of $421 per Au(e)(55:1) in the first quarter of 2010. Cash costs were relatively consistent quarter-over-quarter, as increases in costs due to a higher operating strip ratio in the open pit were mostly offset by improved mill grades. Costs remained consistent despite the strengthening of the Mexican peso, and inflationary pressures in labour, energy and other consumables. Using realized gold equivalent ratios, first quarter cash costs were $382 per Au(e) compared to $455 per Au(e) in the first quarter of 2010.

OCAMPO EXPLORATION

Due to the success realized during the 2010 exploration campaign, the Company has dedicated substantial resources to its exploration activities at its flagship Ocampo mine in 2011. During the first quarter, the Company completed 279 diamond drill holes for 49,089 metres at the Ocampo project, which was comprised of 153 holes for 22,165 metres of surface drilling, and 126 holes for 26,924 metres of drilling in the underground mines. As of the end of the quarter, the entire historic drill database for Ocampo totaled 3,233 drill holes for 572,978 metres. In addition to the drilling, the Company completed 1,685 metres of underground exploration drifting to expose new vein sectors and provide access for underground diamond drills. Results of the drilling have been positive, and the Company intends to continue an aggressive drilling program for the remainder of the year.

12

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The primary focus of the underground drilling was to extend and delineate known vein resources in the Northeast Underground mine, the Level 2 mine, and the Santa Eduviges mine. Underground drilling during the quarter was dedicated primarily to the San Amado, Rosario, Aventurero, Santa Juliana, San Jose – Belen, and El Rayo veins in the Northeast underground mine, the Jesus Maria and Los Monos veins in the Level 2 mine, and the Santa Eduviges veins in the Santa Eduviges mine. Six underground diamond drill rigs were deployed during the quarter. Drilling and sub-level drifting on the San Amado vein has delineated a zone of very high-grade mineralization that is being prepared for mining in the coming quarter. Positive results were reported from the other targets as well. Some of the better intercepts from the underground drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-0884	AVENTURERO	166.5	167.1	0.6	1.83	259	6.54
OU-0884	AVENTURERO	233.5	236.8	3.3	10.04	2,094	48.11
Including	AVENTURERO	234.0	234.5	0.5	9.01	1,330	33.19
Including	AVENTURERO	235.1	236.0	0.8	27.80	6,420	144.53
OU-0885	AVENTURERO	170.9	172.0	1.2	2.51	307	8.09
OU-0887	AVENTURERO	194.7	195.5	0.8	16.50	74	17.84
OU-0887	AVENTURERO	192.4	195.5	3.1	4.48	55	5.48
OU-0887	AVENTURERO	236.4	236.8	0.4	14.30	63	15.44
OU-0889	AVENTURERO	208.3	209.3	1.0	30.50	4,133	105.65
OU-0892	ROSARIO	22.7	25.2	2.5	2.17	188	5.58
OU-0892	ROSARIO	23.8	24.6	0.9	4.35	350	10.71
OU-0895	AVENTURERO	174.9	182.3	7.4	2.48	511	11.78
OU-0948	SAN AMADO	179.1	181.1	2.0	20.77	244	25.20
Including	SAN AMADO	179.1	179.8	0.7	57.90	598	68.77
OU-0978	ROSARIO	15.5	16.1	0.6	61.30	117	63.43
OU-0992	ROSARIO	133.0	135.0	2.0	2.95	199	6.58
OU-1017	SAN JOSE	107.8	109.0	1.3	6.45	119	8.61
OU-1018	SAN JOSE	129.9	131.1	1.3	4.70	384	11.69
OU-1021	SAN JOSE	123.0	123.4	0.4	12.75	7	12.88
OU-1023	SAN JOSE	78.9	79.3	0.4	39.80	150	42.53
OU-1023	SAN JOSE	127.0	127.5	0.5	0.39	336	6.50
OU-1024	SAN JOSE	119.4	121.3	1.8	3.12	304	8.66
OU-1025	SAN JOSE	83.5	83.9	0.5	5.54	167	8.58
OU-1026	SAN JOSE	9.0	9.5	0.4	4.09	145	6.73
OU-1026	SAN JOSE	139.5	143.0	3.5	5.14	631	16.61
Including	SAN JOSE	141.0	143.0	2.0	6.23	908	22.74
OU-1027	ROSARIO	120.6	123.9	3.3	2.05	222	6.09
Including	ROSARIO	121.9	122.4	0.5	7.40	677	19.71
OU-1033	SANTA EDUVIGES	169.5	171.7	2.2	4.80	171	7.92
OU-1035	SANTA EDUVIGES	180.0	181.3	1.3	6.42	23	6.85
OU-1052	SAN AMADO	189.3	189.8	0.5	5.03	266	9.87
OU-1056	SAN AMADO	156.4	157.4	1.0	5.13	97	6.90
OU-1057	SAN AMADO	194.9	195.4	0.4	5.77	67	6.98
OU-1063	SAN AMADO	151.9	153.2	1.3	41.71	724	54.88
OU-1064	SAN AMADO	162.4	162.8	0.5	34.20	68	35.43
OU-1067	SAN AMADO	191.3	192.0	0.7	51.20	727	64.42
OU-1073	AVENTURERO	105.0	105.8	0.8	2.01	364	8.63
OU-1074	AVENTURERO	126.0	126.5	0.5	4.75	830	19.84
OU-1140	EL RAYO	196.7	197.3	0.6	19.10	993	37.16

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Ian Hardesty, Chief Underground Geologist for Ocampo. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Ocampo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

13

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, Ocampo surface exploration drilling was focused on in-fill and step-out drilling on the Belen, El Rayo, and Altagracia veins, discovery drilling on the area northwest and west of the Northeast underground mine, and in-fill drilling on the north wall of the Picacho pit. The results from the Altagracia vein have successfully delineated both high-grade ores as well as thick zones of mineralization that will be considered for potential open pit exploitation once the drilling is completed. Results from the Belen vein have also discovered some very high grades as well as thick zones of mineralization, and results from El Rayo have shown some of the highest grades on the property for the year. The Company intends to continue drilling these and several new exploration targets during the second quarter of 2011. Highlights from surface exploration activities during the first quarter include:

  The Company completed another 7 drill holes in the Altagracia target area and discovered encouraging grades at both the upper and lower target zones. Hole OG-1269 cut a 1.1 metre long interval grading 20.31 gold grams per tonne and 2,034 silver grams per tonne, or 57.30 gold-equivalent grams per tonne (55:1) in the lower Altagracia zone near the access road into the town of Ocampo, showing that some very high grade ores occur within this part of the vein system.

  The Company completed another 29 drill holes on the Belen vein, both around the old workings (Belen Alto), and below the river level further south (Belen Bajo). Results included some unusually wide zones of mineralization in Belen Alto as evidenced by holes OG-1285 and OG-1291 outlined in the table below. Results from Belen Bajo included hole OG-1272A that cut a wide intercept of 21.2 metres, grading 0.37 gold grams per tonne and 91 silver grams per tonne, or 2.02 gold-equivalent grams per tonne (55:1),, including a high- grade core of 2.2 metres grading 1.62 gold grams per tonne and 543 silver grams per tonne, or 11.50 gold-equivalent grams per tonne (55:1). The Company will continue to drill this structure in the second quarter of 2011.

  Drill results from the Aventurero Vein near the Level 2 Mine, above past reserves and development, discovered narrow high-grade mineralization as well as wide intercepts of lower grades.

  The Company completed another 15 holes at the El Rayo Vein for 1,840 metres, and discovered some exceptionally high grade mineralization. Hole OG-1323 cut a 0.5 metre length, grading 61.80 gold grams per tonne and 2,030 silver grams per tonne, or 98.71 gold equivalent grams per tonne (55:1), and hole OG-1331 cut 0.5 metres grading 65.70 gold grams per tonne and 4,200 silver grams per tonne, or 142.06 gold-equivalent grams per tonne. This drilling is near existing mine infrastructure on the San Jose Vein 1,611 level workings, and could be easily developed.
14

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Some of the better intercepts from the surface drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-1269	ALTAGRACIA BAJO	83.4	84.5	1.1	20.31	2,034	57.30
OG-1243	ALTAGRACIA MINA	66.0	66.7	0.7	6.66	84	8.19
OG-1273	AVENTURERO	40.8	42.1	1.3	9.50	119	11.66
OG-1273	AVENTURERO	61.4	62.4	1.1	1.96	115	4.05
OG-1273	AVENTURERO	42.1	52.7	10.6	0.67	35	1.31
OG-1273	AVENTURERO	52.7	61.4	8.7	0.19	18	0.52
OG-1277	AVENTURERO	79.8	80.3	0.5	5.96	173	9.11
OG-1290	AVENTURERO	81.9	82.8	0.9	14.90	24	15.34
OG-1310	AVENTURERO	129.7	130.6	0.9	5.28	128	7.61
OG-1319	AVENTURERO	139.0	139.5	0.5	7.78	43	8.55
OG-1285	BELEN ALTO	76.9	101.5	24.6	1.33	75	2.69
Including	BELEN ALTO	85.8	87.0	1.2	6.14	300	11.59
Including	BELEN ALTO	95.0	101.5	6.5	2.40	138	4.91
OG-1291	BELEN ALTO	32.5	43.2	10.7	1.36	72	2.66
Including	BELEN ALTO	37.2	39.9	2.7	3.79	209	7.59
OG-1272A	BELEN BAJO	73.9	74.6	0.7	0.00	301	5.47
OG-1272A	BELEN BAJO	79.7	101.0	21.2	0.37	91	2.02
Including	BELEN BAJO	82.6	83.3	0.7	0.19	232	4.41
Including	BELEN BAJO	92.9	95.1	2.2	1.62	543	11.50
OG-1295	BELEN BAJO	50.5	51.2	0.6	5.55	217	9.50
OG-1299	BELEN BAJO	110.3	112.6	2.3	4.01	93	5.69
OG-1307	BELEN BAJO	80.3	87.0	6.7	2.75	349	9.10
OG-1323	EL RAYO	34.8	35.3	0.5	61.80	2,030	98.71
OG-1324	EL RAYO	27.3	28.0	0.6	8.33	7	8.46
OG-1324	EL RAYO	29.5	30.0	0.5	6.74	338	12.89
OG-1331	EL RAYO	99.8	100.3	0.5	65.70	4,200	142.06

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia using their facility in Hermosillo, Mexico. Gold was analyzed using standard fire assay procedures with atomic absorption finish, and silver by multi-acid digestion with atomic absorption finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Ocampo, per Company policy. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

Apart from drilling activity, the Ocampo exploration team continues to dedicate substantial efforts to generating and refining new exploration targets by detailed geologic mapping. The Company has developed a substantial inventory of exploration targets to drill test in the future, and currently has 17 drill targets defined and planned for drilling in 2011, as surface permits allow.

15

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which is owned by the Company, and the Las Torres Complex, which is leased from Industrias Peñoles, S.A.B. de C.V.

During the first quarter, the Company incurred $7.6 million related to mine standby costs at the El Cubo mine, which include certain costs required to resolve the on-going labour dispute and begin the process to return to normal operations. As a result of the renegotiated collective agreement, the Company expects to realize cost savings and production efficiencies going forward.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Tonnes of ore mined	-	128,329
Tonnes of ore mined per day	-	1,426
Total tonnes of ore processed	-	130,519
Total tonnes of ore processed per day	-	1,450
Average grade of gold processed(1)	-	1.73
Average grade of silver processed(1)	-	87
Gold equivalent grade processed(1)	-	3.06
Gold equivalent grade processed (55:1)(1)(2)	-	3.31
Gold ounces produced	-	6,576
Silver ounces produced	-	323,254
Gold equivalent ounces produced	-	11,515
Gold equivalent ounces produced (55:1)(3)	-	12,453

(1)	Grams per tonne

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

On June 2, 2010, a work stoppage commenced whereby unionized workers were preventing contract and other workers from entering the mine site. The continued labour disruptions at the mine resulted in the subsequent decision to suspend operations indefinitely. Operations at the mine remained suspended throughout the remainder of 2010 and early 2011. On February 23, 2011, the Company announced the successful resolution of this labour disruption and the signing of a new collective agreement with the union workforce. Infrastructural and ground control assessments have been completed, and the rehiring and re-training of the workforce is ongoing. Underground development and mining commenced at the mine on May 1st, with the processing of ore scheduled to commence during the third quarter of 2011.

EL CUBO CASH COSTS

During the first quarter of 2010, cash costs per Au(e)(55:1) were $706. Using realized gold equivalency ratios, cash costs per Au(e) at El Cubo were $763 in the first quarter of 2010.

EL CUBO EXPLORATION

There was no new exploration at the El Cubo mine during the quarter. The Company plans to re-start exploration in the second quarter of 2011.

16

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

GUADALUPE Y CALVO EXPLORATION

During the quarter, the Company continued drilling at the Guadalupe y Calvo Project with three diamond rigs working. The program included 13 completed drill holes for 7,835 metres. During the quarter, Micon International Ltd., a third-party contractor, worked on deposit modeling and the Preliminary Economic Assessment (“PEA”). Over the past year, the Company has discovered and reported numerous positive drill results from the northwest extension of the Rosario vein that were not in the previous data cut-off for the PEA, and as a result, the release of the PEA has been postponed to permit the inclusion of these results in the ore model. Completion of the assessment is now anticipated in the second quarter of 2011.

Drilling during the first quarter was focused on stepping out on the northwest Rosario discovery made in 2010, and on drilling below some of the mineralization that was drilled out in 2008.

MEZQUITE PROJECT EXPLORATION

The Mezquite Project consists of two option-to-purchase contracts on mineral rights, totaling 460 hectares, near the Concepcion del Oro mining district that includes other significant discoveries such as the Peñasquito Mine and Camino Rojo Project. During the quarter, the Company completed a soil geochemical survey and backhoe pitting over and around the shallow high-grade gold discovery made in the fourth quarter of 2010, as previously reported (BMXT-007 with 8.9 metres grading 4.25 gold grams per tonne). The soil geochemical survey was inconclusive, as there is a thick layer of caliche that made this technique ineffective. The Company’s present exploration environmental permits only allowed backhoe work to be done from existing roads, limiting the amount of work to small pits; however, the work did document some gold anomalism in one pit 140 metres south of the drill discovery in hole BMXT-007. Based on these results, the Company has applied for change in soil use permit from authorities that will allow for the completion of a grid drilling program to determine if there are significant extensions to the known mineralization, planned for the second quarter of 2011,.

VENUS PROJECT EXPLORATION

The Venus Project consists of two option-to-purchase contracts on mineral rights, totaling 4,575 hectares just three kilometres north of the Ocampo Mine Properties. During the quarter, the Company completed 11 diamond drill holes for 3,177 metres, which along with the drilling completed in December 2010, brings the project’s total drilling to 14 diamond drill holes for 4,062 metres. Assays have been received through hole VEN-012, and the results show that a very high-grade discovery has been made on the La Balleza vein, and some low-grade mineralization was discovered in stockwork vein zones near the Santo Nino vein. The drilling completed to date has been done with a small portable drill rig, as the Company has filed, but not received, a permit to construct roads and drill pads for a conventional core rig. The Company anticipates receiving these permits in the second quarter of 2011 and thereafter adding another drill rig to the project. The high-grade discovery on the La Balleza Vein is shown on the table below – holes VEN-004 and VEN-009:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
VEN-004	LA BALLEZA	281.9	282.5	0.6	8.58	1,050	27.67
VEN-004	LA BALLEZA	286.5	287.1	0.6	2.99	150	5.72
VEN-006	SANTO NINO	41.0	63.6	22.6	0.14	1	0.15
VEN-006	SANTO NINO	63.6	65.5	2.0	5.50	34	6.12
VEN-009	LA BALLEZA	56.0	60.5	4.5	1.49	18	1.83
VEN-009	LA BALLEZA	82.5	84.0	1.5	1.89	1	1.92
VEN-009	LA BALLEZA	109.1	109.8	0.7	62.20	2,700	111.29
VEN-011	SANTO NINO	292.0	293.6	1.6	1.05	3	1.10
VEN-012	SANTO NINO	118.0	137.3	19.3	0.33	1	0.35

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia using their facility in Hermosillo, Mexico. Gold was analyzed using standard fire assay procedures with atomic absorption finish, and silver by multi-acid digestion with atomic absorption finish. The high gold assays reported herein for drill holes VEN-004 and VEN-009 had their gold values checked with screen fire assays which are reported herein (standard fire assays were slightly higher). The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program is used at the Venus Project per Company policies. Sample lengths are not necessarily true widths. Further information regarding sample methods, analysis, quality control and quality assurance is provided within the Company’s Annual Information Form, which is available at www.sedar.com or on the Company’s website at www.gammongold.com.

17

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LOS JARROS PROJECT EXPLORATION

The Los Jarros Project consists of a block of mineral concessions optioned from Valdez Gold Corp., covering 43,229 hectares of mineral rights. During the quarter, the Company completed detailed geologic mapping over the Gaby target in the southern portion of the project, and began metallurgical tests on mineralization discovered in the fourth quarter of 2010. The disseminated style mineralization drilled last year will be subjected to bottle roll cyanide tests to determine their amenability to cyanide process recovery. Results of the tests are anticipated in the second quarter of 2011.

LA BANDERA EXPLORATION

During the quarter, the Company negotiated and executed the formal joint venture agreement with Aurion Resources Limited on the La Bandera project in the state of Durango, Mexico. The executed agreement includes 20,893 hectares of mineral rights covering a prospective system of epithermal gold showings along a major structural corridor. The agreement allows the Company to earn an initial 51% interest in the subject properties through a $250,000 private placement in Aurion, completed in the first quarter, and by investing $5 million within the first three years of the agreement. A further 19% interest can be achieved by the Company either by completing an NI 43-101 compliant feasibility study on the property, or by investing another $7 million in the properties within the five-year period following the completion of the initial 51% earn-in. Once the agreement was executed, Company personnel began negotiations on surface access agreements with the local surface land owners. The Company plans to begin geologic fieldwork once these surface agreements are in place.

FRAILE NORTE PROJECT EXPLORATION

During the first quarter, the Company received title to the one concession staked in 2010, and added a new concession to the east side of the project, bringing the total area to 19,157 hectares. The Company completed a helicopter magnetic survey over the entire property during the quarter, the results of which have defined some structural lineament targets that are planned for ground geophysics in the second quarter of 2011. Near the end of 2010, the Company also negotiated and executed a binding letter of intent with Negociación Minera Santa Maria de la Paz y Anexos, S.A. de C.V. (“NEMISA”) which includes the ability for NEMISA to earn a 50% non-operating interest in the concession, subject to financing 50% of all costs of the project. This joint venture will allow the Company to work with a partner that operates a mine in the region, bringing local operating expertise and perspectives to the project. The formal agreement is still under review, and the Company anticipates executing the agreement in the second quarter of 2011.

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
General and administrative	$7,847	$6,014
Exploration and business development	$942	$72
Amortization and depletion	$11,063	$10,356

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs increased by $1.8 million when compared to the prior year primarily as a result of increased professional fees and higher share-based and other compensation costs.

Exploration and business development fees increased over the Q1 2010 due to professional fees associated with the acquisition of Capital Gold in Q1 2011. Other business development and exploration expenses remained relatively consistent quarter over quarter.

Amortization and depletion was $11.1 in the first quarter of 2011, an increase of $0.7 million over Q1 2010. This increase was primarily due to increased depletion expense at the Ocampo underground mine, which resulted from increased production in the first quarter of 2011 partially offset by an increase in the underground reserve and resource base. Amortization expense at Ocampo was relatively consistent quarter over quarter. The increase in amortization and depletion expense at Ocampo was offset by a decline of $2.5 million in amortization and depletion at the El Cubo mine, due to the suspension of operations.

18

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Finance costs	$(711)	$(946)
Foreign exchange loss	$(1,996)	$(4,813)
Loss on investments	$(490)	-
Interest income	$694	$402
Amortization of deferred gain	$457	$458

Finance costs were $0.7 million in Q1 2011 versus $0.9 million in Q1 2010. The decline in is due to a 0.5% decline in the Company’s interest rate on debt outstanding during the quarter, when compared to Q1 2010, as well as a small decline in accretion expense on the Company’s reclamation provisions.

Foreign exchange losses decreased by $2.8 million, to a loss of $2.0 million in Q1 2011, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso strengthened during both the first quarter of 2011 and the first quarter of 2010. The strengthening of this currency results in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

During the first quarter of 2011, the Company incurred an unrealized loss on investments in warrants to purchase equity securities. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are adjusted to fair value at each reporting date. These warrants were purchased subsequent to Q1 2010 so there were no comparable amounts recognized in Q1 2010.

Interest income in the first quarter of 2011 was $0.3 million greater than interest income in Q1 2010 primarily due to an improvement in interest rates received on outstanding cash balances.

In 2009, the Company entered into two sale-leaseback transactions, where a gain was recognized on the sale of property, plant and equipment. This gain is amortized over the term of the associated leases, and is therefore consistent year-over-year.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions, all determined on a cash basis. However, the Company only pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

During the quarter ended March 31, 2011, the Company recognized a tax expense of $9.7 million, versus a tax expense of $6.1 million in Q1 2010. This $3.6 million increase in tax expense resulted from higher taxable earnings in the current year quarter as compared to the prior year, and the full utilization of tax loss carryforwards in the Ocampo operating segment. As a result of latter, Ocampo’s earnings are now subject to the regular tax regime in Mexico, which includes a tax rate of 30%.

19

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	AS AT	AS AT
	MARCH 31, 2011	DECEMBER 31, 2010

Current assets	$213,474	$210,024	Current assets increased in Q1 2011 primarily due to higher cash balances, increased ore in process inventories, and an increase in the fair value of derivative contracts outstanding at March 31, 2011. These increases were offset by a decrease in the balance of receivables due to collections during the quarter.

Long-term assets	614,974	600,013	The increase in long-term assets is primarily due to capital expenditures, offset by amortization and depletion recognized, and a reduction in long-term ore in process inventories.

Total assets	$828,448	$810,037

Total current liabilities	$48,671	$44,330	Current liabilities increased due to the timing of accounts payable payments, offset by payments made on provisions.

Total long-term liabilities	122,187	122,047	Long-term liabilities were consistent quarter-over-quarter, as an increase in deferred tax liabilities were offset by decreases due to payments of other long-term liabilities and capital leases during the quarter.

Total liabilities	$170,858	$166,377

Shareholders’ equity	$657,590	$643,660	Shareholders’ equity increased as a result of positive earnings recognized in the quarter.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first quarter of 2011, the price of gold was relatively constant, averaging $1,384 per ounce, with daily London PM Fix prices between $1,319 and $1,447 per ounce. The price of silver experienced greater volatility during the quarter, averaging $31.66 per ounce, with daily London fix prices between $26.68 and $37.87 per ounce. The price of gold and silver continued to set new record highs throughout the first quarter of 2011, and into the second quarter. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

The price of silver has significantly outperformed that of gold over the past year, decreasing the Company’s realized gold equivalency ratio from 66:1 in the first quarter of 2010 to 43:1 in the first quarter of 2011. Due to the significant outperformance of silver, the Company has become more leveraged to future movements in the silver price. In the first quarter of 2010, approximately 41% of the Company’s revenue was from silver, which increased to 49% in the first quarter of 2011. While the Company’s gold revenues increased by 12% quarter-over-quarter, the Company’s silver revenue increased 52% over the same period.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the Mexican peso versus the US dollar can significantly impact the Company’s costs. The Mexican peso strengthened in 2010 and during the first quarter of 2011, averaging approximately 12.1 Mexican pesos to 1 US dollar during the first quarter of 2011, versus an average of 12.8 Mexican pesos to 1 US dollar in the first quarter of 2010. In the third quarter of 2010, the Company began to manage foreign exchange exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 23.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at March 31, 2011 was $119.1 million, a $6.0 million increase over the balance as at the end of 2010 of $113.1 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOW
(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Cash flow from operating activities	$33,621	$15,012
Cash flow used in investing activities	(27,938)	(26,167)
Cash flow (used in) / from financing activities	(1,012)	5,133
Effect of foreign exchange rates on cash	1,258	2,052
Increase / (decrease) in cash and cash equivalents	5,929	(3,970)
Cash and cash equivalents, beginning of period	113,142	128,977
Cash and cash equivalents, end of period	$119,071	$125,007

Operating activities contributed cash flows of $33.6 million during the first quarter of 2011 compared to the same period in 2010, when operating activities contributed cash flows of $15.0 million. This increase in operating cash flow arose due to improved prices for gold and silver, as well as positive changes in non-cash working capital during the quarter primarily relating to the collection of receivables, and the timing of accounts payable payments.

Investing activities for the quarter ended March 31, 2011 used cash of $27.9 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $26.2 million in Q1 2010. During Q1, the Company invested $9.9 million in capitalized stripping activities in the Ocampo open pits, $4.0 million in development costs at the three underground operations at Ocampo, $3.5 million in sustaining capital, and $9.8 million in exploration activities. Current year quarterly expenditures were greater than the prior year due to an increase in capitalized stripping and underground development activities at Ocampo, and increased exploration activities. As of March 31, 2011, the Company had committed to purchase $3.2 million in equipment that will be delivered throughout 2011.

Financing activities for Q1 2011 used cash of $1.0 million compared to Q1 2010, when financing activities contributed cash of $5.1 million. Q1 2010 financing cash flows included $6.2 million in proceeds from the exercise of stock options.

CREDIT FACILITY

During the majority of 2010, the Company had access to a $50 million credit facility, with the exposure divided equally between the Bank of Nova Scotia and Société Générale. This facility carried an interest rate of LIBOR plus 3.5% and matured on November 5, 2011. On November 4, 2010, this credit facility was expanded to a $75 million credit facility that carries and interest rate of LIBOR plus 3.25% to 3.75%, and matures on November 4, 2013. This facility may be increased to $100 million upon the satisfactory due diligence by the lenders on Capital Gold. The balance owing under the facility is not due until the maturity date, which may be extended upon mutual agreement by all parties. At March 31, 2011, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $47.6 million available for future funding.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had a cash balance at March 31, 2011 of $119.1 million. On April 8, 2011, the Company completed the acquisition of Capital Gold, which resulted in a cash payment of $68.6 million.

During the first quarter of 2011, the Company reported net free cash flow of $6.4 million. Strong operating cash flow, resulting from improved metal prices, was partially offset by capital expenditures on open pit stripping, as well as increased exploration expenditures. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects to generate positive net free cash flow over the next year, to be achieved through strong operating cash flow.

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has total commitments relating to future capital expenditures of $3.0 million as at May 9, 2011.

LONG-TERM INVESTMENTS

At March 31, 2011, the Company held long-term investments with a market value of $20.6 million. The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are measured at fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur.

(i) Golden Queen Mining Co. Ltd. (“Golden Queen”)

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of 18 months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, California. As at March 31, 2011, the fair value of the Company’s investment in Golden Queen was $17.2 million, which includes the fair value of the warrants.

(ii) Corex Gold Corporation (“Corex”)

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.0 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of 24 months following the closing date of the transaction. Corex is a gold exploration company whose principal asset is the Santana Gold Project in Sonora State, Mexico. As at March 31, 2011, the fair value of the Company’s investment in Corex was $3.1 million, which includes the fair value of the warrants.

(iii) Aurion Resources Ltd. (“Aurion”)

On March 15, 2011, the Company completed a non-brokered private placement with Aurion Resources Ltd. (“Aurion”) by acquiring 357,143 units of Aurion for an aggregate purchase price of $0.25 million. Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.81 for a period of twenty four months following the closing date of the transaction. As at March 31, 2011, the fair value of the Company’s investment in Aurion was $0.3 million, which includes the fair value of the warrants.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2011 is as follows:

(in thousands)
		LESS THAN 1				GREATER THAN 5
	TOTAL	YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	YEARS
Payables and accruals	$43,239	$43,239	$-	$-	$-	$-
Long-term debt	26,380	-	26,380	-	-	-
Finance costs on long-term debt	75	75	-	-	-	-
Finance leases	6,494	4,723	1,771	-	-	-
Long-term obligation	4,000	800	1,600	800	800	-
Future purchase commitments	3,240	3,240	-	-	-	-
Total	$83,428	$52,077	$29,751	$800	$800	-

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at March 31, 2011:

	MARCH 31, 2011	DECEMBER 31, 2010
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value

Issued:
Common shares	138,909,657	138,864,315

At May 12, 2011, the Company had common shares outstanding of 172,324,799.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 25.

As at March 31, 2011 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $21.4 million at exchange rates ranging from 13.01 pesos per US dollar to 13.21 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated production costs at the Ocampo mine and settle at various dates between April 1, 2011 and October 31, 2011. These contracts had a fair value of $1.8 million at March 31, 2011, all of which has been recognized in other comprehensive income, with an immaterial amount recognized in production costs during the year due to ineffectiveness. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income will be reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

One forward contract was settled during the quarter ended March 31, 2011 with a total gain of $0.7 million. The recording of this hedging gain resulted in a $0.3 million decline in production costs and general and administrative expenses, a $0.1 million decline in inventory, and a $0.3 million decline in mineral properties.

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

23

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company. The purpose of the plan is to provide directors and senior officers with the opportunity to acquire deferred share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

SUBSEQUENT EVENTS

On April 8, 2011 (“the acquisition date”), the Company completed the acquisition of Capital Gold Corporation (“Capital Gold”), whereby the Company acquired all of the issued and outstanding common shares of Capital Gold. As a result of the acquisition, the Company now owns the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico. For each common share, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68.6 million to Capital Gold shareholders. The results of Capital Gold will be combined with the results of the Company commencing on the acquisition date.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Production costs per financial statements	$18,993	$25,580
Refining costs per financial statements	$361	$439
Total cash costs	$19,354	$26,019
Divided by gold equivalent ounces sold(1)	50,681	49,392
Total cash cost per gold equivalent ounce	$382	$527
Total cash costs (per above)	$19,354	$26,019
Less: Silver revenue (see below)	$(34,248)	$(22,520)
	$(14,894)	$3,499
Divided by gold ounces sold	26,031	29,056
Total cash cost per gold ounce(2)	$(572)	$120
Average realized silver price	$32.30	$16.81
Multiplied by silver ounces sold	1,060,306	1,339,658
Silver revenue	$34,248	$22,520

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation of or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
Cash flows from operating activities	$33,621	$15,012
Less: Capital expenditures	(27,210)	(22,815)
Net free cash flow	$6,411	$(7,803)

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

25

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist acts, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments.

26

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The prices of gold and silver have fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At March 31, 2011, the Company had $26.38 million of variable rate debt which carries an interest rate of LIBOR plus 3.25% for LIBOR loans. This margin may change depending on the Company’s leverage ratio during the period, between a range of 3.25% and 3.75% for LIBOR loans. For prime rate and Canadian base rate loans, the applicable margin ranges between 2.25% to 2.75%, which also depends on the Company’s leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

EQUITY PRICE RISK

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares and warrants owned are also likely to be significantly affected by short-term changes in the price of precious metals, or in the financial condition of the entities as reflected in their quarterly reports.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 23.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective until subsequent to December 31, 2011. Standards and interpretations issued, but not yet adopted include:

Effective
IFRS 9, Financial Instruments	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2012
Amendments to IAS 12, Income Taxes	January 1, 2012

27

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company believes that, with the exception of IFRS 9, Financial Instruments, the adoption of these revised standards will have no material impact on the consolidated financial statements of the Company.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). The Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS, effective January 1, 2011. The Company’s transition date is January 1, 2010 and the Company has prepared its opening IFRS balance sheet at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 to the Consolidated Financial Statements.

Reconciliation of assets, liabilities and equity

			As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
		GAAP	transition	IFRS	GAAP	transition	IFRS
(in thousands)	Notes	($)	($)	($)	($)	($)	($)
ASSETS
Current portion of deferred tax asset	(a)	2,351	(2,351)	-	4,210	(4,210)	-
Inventories	(b),(e)	75,774	(388)	75,386	60,485	-	60,485
Other current assets		134,638	-	134,638	144,229	-	144,229
Current assets		212,763	(2,739)	210,024	208,924	(4,210)	204,714
Non-current assets
Property, plant and equipment and mining	(b),(c),(f),(g)	568,635	(6,612)	562,023	628,740	(8,252)	620,488
interests
Other long-term assets		37,990	-	37,990	19,905	-	19,905
Goodwill		-	-	-	106,799		106,799
		819,388	(9,351)	810,037	964,368	(12,462)	951,906

LIABILITIES
Current liabilities	(a)	53,264	(8,934)	44,330	42,180	-	42,180
Non-current liabilities
Long-term debt		27,171	-	27,171	32,431		32,431
Other long-term liabilities	(b)	3,864	2,589	6.453	5,051	3,603	8,654
Long-term provisions	(c)	5,643	567	6,210	5,958	750	6,708
Employee future benefits	(e)	1,983	(1,747)	236	1,635	(495)	1,140
Deferred tax liability	(a)	60,700	21,277	81,977	84,776	22,263	107,039
		152,625	13,752	166,377	172,031	26,121	198,152

SHAREHOLDERS’ EQUITY
Capital stock	(d)	881,973	(13)	881,960	866,716	-	866,716
Contributed surplus	(d)	22,365	715	23,080	23,873	(528)	23,345
Deficit		(252,173)	(18,802)	(270,975)	(104,686)	(31,621)	(136,307)
Accumulated other comprehensive income	(h)	14,598	(5,003)	9,595	6,434	(6,434)	-
		666,763	(23,103)	643,660	792,337	(38,583)	753,754
		819,388	(9,351)	810,037	964,368	(12,462)	951,906

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of total comprehensive income

		For the quarter ended March 31, 2010			For the year ended December 31, 2010
		Canadian	Effect of		Canadian	Effect of
		GAAP	transition	IFRS	GAAP	transition	IFRS
(in thousands)	Notes	($)	($)	($)	($)	($)	($)

Revenue from mining operations		54,687	-	54,687	238,266	-	238,266
Costs of sales:
Production costs	(e)	25,722	(142)	25,580	90,866	(1,009)	89,857
Refining costs		439	-	439	1,873	-	1,873
Mine standby costs		-	-	-	9,214	-	9,214
Amortization and depletion	(b),(c),(f)	10,314	42	10,356	46,527	(1,850)	44,677
Total cost of sales		36,475	(100)	36,375	148,480	(2,859)	145,621

General and administrative costs	(d)	5,505	509	6,014	27,589	1,163	28,752
Exploration and business development		72	-	72	1,934	-	1,934
Earnings before other items		12,635	(409)	12,226	60,263	1,696	61,959

Impairment charge	(g)	-	-	-	(221,610)	(1,747)	(223,357)
Finance costs	(c),(f)	(798)	(148)	(946)	(3,149)	(199)	(3,348)
Foreign exchange loss	(c)	(3,608)	(1,205)	(4,813)	(3,091)	(416)	(3,507)
Other income / (expense)	(b)	450	410	860	(510)	1,928	1,418
Earnings before income taxes		8,679	(1,352)	7,327	(168,097)	1,262	(166,835)

Deferred tax expense / (recovery)	(a)	6,724	(701)	6,023	(19,094)	(11,557)	(30,651)
Current tax expense / (recovery)		127	-	127	(1,516)	-	(1,516)
Net earnings / (loss)		1,828	(651)	1,177	(147,487)	12,819	(134,668)

Other comprehensive income	(e)	-	-	-	8,164	1,431	9,595
Total comprehensive income		1,828	(651)	1,177	(139,323)	14,250	(125,073)

Reconciliation of consolidated statement of cash flows

The restatement from Canadian GAAP to IFRS had no significant impact on the Company’s statement of cash flows for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010 as well as for the year ended December 31, 2010. The differences in income, as previously disclosed, were offset by changes in non-cash items, resulting in no impact to operating cash flow. In addition, there was no net impact on the cash flows generated by the Company. As a result, a quantitative reconciliation was not prepared.

All significant differences that resulted in an adjustment to the Company’s IFRS balance sheet at January 1, 2010 and December 31, 2010 and comprehensive income for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010 as well as the year ended December 31, 2010 are as follows:

(a) Deferred income taxes

IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but where the Company’s taxable profit or loss is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, the recognition of deferred income tax assets and deferred income tax liabilities due to exchange rate differences were not accounted for. This difference, which was partially offset by the tax effect of other IFRS transition adjustments, resulted in an increase in the deferred tax liability for all periods presented, as well as a decrease in deferred tax expense in the quarter ended March 31, 2010 and the year ended December 31, 2010.

Under Canadian GAAP, deferred taxes are classified as current or non-current on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets and liabilities are classified as non-current. Therefore, a reclassification adjustment of $4.2 million was made to present all deferred tax assets and liabilities as non-current on transition to IFRS at January 1, 2010. At December 31, 2010, reclassification adjustments of $2.4 million and $8.9 million were made to present all deferred tax assets and liabilities, respectively, as non-current.

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(b) Amortization of property, plant and equipment

Under IFRS, the Company allocates costs incurred for plant and equipment upon initial recognition to significant components, and amortizes components separately over their estimated useful lives. Under Canadian GAAP, the Company calculated amortization at the asset level. Furthermore, under IFRS the Company deducts an asset’s residual value in calculating the depreciable amount of each asset. These differences resulted in a decline in property, plant and equipment for all periods presented, an increase in amortization and depletion expense for the quarter ended March 31, 2010, and a decrease in amortization and depletion expense for the year ended December 31, 2010.

During 2009, the Company entered into two sale-leaseback transactions. In both cases, a deferred gain on leaseback was recognized and recorded in other liabilities, since the consideration received in the leaseback was greater than the net book value at the time of the transaction. As a result of adjusting accumulated amortization at the date of the leaseback transaction under IFRS, as described above, the deferred gain recognized for these transactions was also impacted.

The impact of these adjustments is summarized as follows:

	March 31	December 31
Statement of comprehensive income (in thousands)	2010	2010
Amortization and depletion	210	$(1,185)
Interest and other income	(409)	(1,636)
Adjustment before income taxes	$(199)	$(2,821)

	December 31	January 1
Balance sheet (in thousands)	2010	2010
Property, plant and equipment and mining interests	$(4,801)	$(6,105)
Other long-term liabilities	(2,850)	(4,486)
Current assets (inventory)	(119)	-
	$(7,770)	$(10,591)

(c) Provisions

Under IFRS, reclamation provisions are measured at the expected value of future cash flows required to settle the obligation, discounted to their present value using a pre-tax rate. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. Under Canadian GAAP, the Company was required to use a credit-adjusted discount rate when calculating the obligation. These differences had an immaterial impact on the Company’s long-term provisions on transition to IFRS and an immaterial impact on the Company’s accretion expense during 2010, but resulted in an increase in the long-term provisions at December 31, 2010.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires specified changes in reclamation provisions to be added or deducted from the cost of the asset to which it relates. The Company has elected to apply an IFRS 1 exemption with respect to the recording of the reclamation asset on transition, which allows the Company to restate this amount by discounting the reclamation provision to the date that it first arose and then depreciating the resulting asset to January 1, 2010. The application of the IFRS 1 exemption resulted in a decrease in mining interests for all periods presented as well as a decrease in amortization and depletion expense for the quarter ended March 31, 2010 and the year ended December 31, 2010.

Under IFRS, the Company's policy is to capitalize foreign exchange gains and losses on its reclamation provision to the reclamation asset, where they will be amortized over the life of the reclamation asset. Foreign exchange gains and losses on the reclamation provision were expensed in profit or loss under Canadian GAAP. The impact of this adjustment was to increase mining interests at December 31, 2010, decrease foreign exchange losses and increase depreciation for the quarter ended March 31, 2010.

The impact of these adjustments is summarized as follows:

	March 31	December 31
Statement of comprehensive income (in thousands)	2010	2010
Amortization and depletion	$(21)	$(82)
Finance costs	(3)	(12)
Foreign exchange loss	(366)	(419)
Adjustment before income taxes	$(390)	$(513)

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

	December 31	January 1
Balance sheet (in thousands)	2010	2010
Long-term provisions	$(502)	$-
Property, plant and equipment and mining interests	(76)	(1,091)
	$(578)	$(1,091)

In addition to the adjustments summarized above, there was also a reclassification required upon the adoption of IFRS. Under Canadian GAAP, accretion expense was presented as part of amortization, depletion and accretion expense. Under IFRS, accretion expense is presented as part of finance costs. This reclassification amounted to $0.1 million for the three months ended March 31, 2010 and $0.5 million for the year ended December 31, 2010.

At January 1, 2010, there was a reclassification between other long-term obligations and long-term provisions in the amount of $0.8 million, which relates to the non-current liability for the Company’s long-term employee incentive retention plan. The timing of payment under this plan is unknown, and as a result, this liability is considered a provision under IFRS.

(d) Share-based compensation

The Company grants options, in certain situations, to contractors that provide services similar to employees. Under IFRS, the fair value of these options must be determined at the date of grant, whereas under Canadian GAAP the fair value was determined on the date the options were earned. In addition, for all options, the Company must estimate the expected option forfeiture rate at the date of grant, as opposed to accounting for them as they occur. These differences resulted in an increase in general and administrative expense for the periods ending March 31, 2010 and December 31, 2010, with no impact on total shareholders’ equity.

The Company elected to apply the exemption provided under IFRS 1 which limits the application of these measurement changes to all share-based compensation granted after November 7, 2002 that had not vested by the transition date. The Company applied IFRS 2, Share-based Payments, for all liabilities arising from share-based payment transactions that existed at its transition date.

(e) Employee future benefits

Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. These severance benefits accumulate over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit plans. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. In addition, the Company has elected the IFRS 1 exemption for employee future benefits, which allows the Company to recognize all cumulative actuarial gains and losses in deficit at the date of transition to IFRS. These differences resulted in a decrease in the Company’s employee future benefits liability for all periods presented, a decrease in inventory, and a decrease in production costs for the periods ending March 31, 2010 and December 31, 2010.

(f) Borrowing costs

The Company has elected to apply the IFRS 1 exemption for borrowing costs, which permits the Company to apply the requirements of IAS 23 prospectively from the transition date. As a result, an adjustment was made on transition to derecognize all borrowing costs that had been previously capitalized under Canadian GAAP. Application of the IFRS 1 exemption resulted in a decrease in property, plant and equipment and mining interests at January 1, 2010, and a decrease in amortization and depletion expense for the periods ended March 31, 2010 and December 31, 2010. During 2010, the Company also identified qualifying assets under IFRS for which interest was not capitalized under Canadian GAAP. This adjustment resulted in an increase in property, plant and equipment and mining interests at December 31, 2010.

	March 31	December 31
Statement of comprehensive income (in thousands)	2010	2010
Amortization and depletion	$(28)	$(109)
Finance costs	27	(282)
Adjustment before income taxes	$(1)	$(391)

	December 31	January 1
Balance sheet (in thousands)	2010	2010
Property, plant and equipment and mining interests	$(818)	$(1,209)

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(g) Impairment of non-financial assets

The Company performed a goodwill impairment test at the date of transition and determined that there was no adjustment required upon transition to IFRS on January 1, 2010. In the second quarter of 2010, the Company recognized an impairment charge as a result of the closure of the El Cubo mine. Under IFRS, the impairment charge was impacted by the requirement to deduct the estimated costs to sell from the fair value determination, as well as differences in net book value of the El Cubo assets under IFRS. These differences resulted in a decrease in mining interests and property, plant and equipment at December 31, 2010, and an increase in the impairment charge for the year ended December 31, 2010.

(h) Foreign exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company made this election, resulting in a decline of $6.4 million in accumulated other comprehensive income and a corresponding increase in the deficit at January 1, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(iii) Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the asset’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(iv) Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(v) Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and amounts of expected cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made when estimating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to ten years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

CONTROLS AND PROCEDURES

At the end of the first quarter of 2011, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2011, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

33

2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		Q1 2011		Q4 2010		Q3 2010		Q2 2010		Q1 2010		Q4 2009	(7)		Q3 2009 (7)		Q2 2009 (7)
Gold ounces sold		26,031		28,207		26,361		28,151		29,056		38,249			29,858		30,461
Silver ounces sold		1,060,306		1,170,723		1,202,713		1,257,683		1,339,658		1,509,511			1,249,252		1,116,067
Gold equivalent ounces sold (realized)(1)		50,681		51,439		45,099		47,499		49,392		62,462			49,305		47,081
Gold equivalency ratio(2)		43		50		64		65		66		62			64		67
Gold ounces produced		25,882		29,384		27,018		29,231		28,431		36,829			31,536		31,115
Silver ounces produced		1,035,174		1,199,829		1,189,769		1,280,201		1,284,071		1,465,098			1,265,645		1,083,471
Gold equivalent ounces produced (realized)(1)		49,854		53,030		45,520		48,955		48,061		60,407			51,062		47,123
Revenue from mining operations		$70,313		$71,017		$55,518		$57,044		$54,687		$68,220			$47,906		$43,326
Production costs, excluding amortization and depletion		$18,993		$20,484		$19,648		$24,145		$25,580		$27,113			$23,845		$20,546
Earnings / (loss) before other items		$23,552		$25,409		$12,447		$11,877		$12,226		$21,543			$(2,117)		$3,422
Net earnings / (loss)		$11,786		$29,256		$9,170		$(174,272)		$1,177		$13,653			$(1,213)		$(6,764)
Net earnings / (loss) per share, basic		$0.09		$0.21		$0.07		$(1.25)		$0.01		$0.10			$(0.01)		$(0.05)
Net earnings / (loss) per share, diluted(3)		$0.09		$0.21		$0.07		$(1.25)		$0.01		$0.10			$(0.01)		$(0.05)
Cash from / (used in) operations		$33,621		$35,640		$31,237		$15,694		$15,012		$31,597			$13,875		$13,715
Net free cash flow(4)		$6,411		$7,125		$3,945		$(12,900)		$(7,803)		$8,950			$(4,588)		$(6,922)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil		$	Nil	$	Nil
Total cash costs, per gold equivalent ounce (realized)(4)		$382		$407		$445		$520		$527		$445			$500		$453
Total cash costs, per gold ounce(4)		$(572)		$(395)		$(114)		$52		$120		$35			$191		$198
Average realized gold price(5)		$1,386		$1,381		$1,230		$1,201		$1,107		$1,093			$971		$920
Average realized silver price(5)		$32.30		$27.40		$19.19		$18.47		$16.81		$17.54			$15.15		$13.71
Gold equivalent ounces sold (55:1)(6)		45,309		49,493		48,228		51,018		53,413		65,694			52,572		50,753
Gold equivalent ounces produced (55:1)(6)		44,703		51,199		48,650		52,506		51,778		63,467			54,549		50,814
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$427		$423		$416		$484		$487		$423			$469		$420

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	Silver ounce equal to one gold ounce.

(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2009, Q3 2009 and Q2 2010 as all factors were anti-dilutive.

(4)	See the Non-GAAP Measures section on page 24.

(5)	Average realized prices are on a per ounce basis.

(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.

(7)	The effective transition date from Canadian GAAP to IFRS was January 1, 2010. As a result, these quarters have not been restated to IFRS.

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2011 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see Note 3: Summary of Significant Accounting Policies to the financial statements). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; future cash flows; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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